As Filed with the Securities and Exchange Commission on August 13, 2026

1933 Act File No. 333–_____

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

Registration Statement on

Form S-6

_______________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.       Exact Name of Trust: Guggenheim Defined Portfolios, Series 2636

B.       Name of Depositor: Guggenheim Funds Distributors, LLC

C.       Complete Address of Depositor’s Principal Executive Offices:

Guggenheim Funds Distributors, LLC

227 West Monroe Street

Chicago, Illinois 60606

D.       Name and Complete Address of Agent for Service:

Copies to:
Amy Lee, Esq. Vice President and Secretary Guggenheim Funds Distributors, LLC 227 West Monroe Street Chicago, Illinois 60606 (630) 505-3700	Eric F. Fess, Esq. Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
[_]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.
F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated August 13, 2026

Guggenheim Defined Portfolios, Series 2636 (the “Series”)
Corporate High Yield & Income Portfolio of CEFs, Series 52
(the “Corporate High Yield & Income of CEFs Trust”)
Diversified Income Wave Portfolio, Series 103
(the “Diviersified Income Wave Trust”)
Strategic Income Portfolio, Series 125
(the “Strategic Income Trust”)

(A Unit Investment Trust)

The above-referenced Series is comprised of Corporate High Yield & Income Portfolio of CEFs, Series 52, Diversified Income Wave Portfolio, Series 103 and Strategic Income Portfolio, Series 125 (each, a “trust” and together, the “trusts”).

The attached final prospectuses for the prior series of the trusts are hereby used as the preliminary prospectus for the above stated Series. The structure, investment objective, security selection process, portfolio composition (e.g., asset types) and related risk considerations for the above Series, as described in the referenced final prospectus or prospectuses, will be substantially the same as, and will not materially differ from, that of the final prospectus for the above stated Series. Information with respect to portfolio securities, risk disclosures, pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For purposes of Corporate High Yield & Income of CEFs Trust and Diviersified Income Wave Trust, incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 2614 (Registration No. 333-296876) as filed on August 5, 2026, which shall be used as the preliminary prospectus for such Corporate High Yield & Income of CEFs Trust and Diviersified Income Wave Trust. For purposes of Strategic Income Trust, incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 2599 (Registration No. 333-295235) as filed on June 8, 2026, which shall be used as the preliminary prospectus for such Strategic Income Trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

This Registration Statement comprises the following papers and documents.

The facing sheet

The prospectus

The signatures

Consents of Counsel

Exhibits

The following exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.0	Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2595 (File No. 333-294489) filed on March 20, 2026).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2636 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, and State of Illinois, on the 13th day of August, 2026.

Guggenheim Defined Portfolios, Series 2636, Registrant

By:	Guggenheim Funds Distributors, LLC, Depositor

By:     /s/ Amy Lee

Amy Lee

Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		August 13, 2026
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		August 13, 2026
Rebecca Chan*	Treasurer of Guggenheim Funds Distributors, LLC	) )		August 13, 2026
Rebecca Chan*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) )		August 13, 2026
/s/ Amy Lee Amy Lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			August 13, 2026

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2595 on March 20, 2026.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.3 to the Registration Statement.

Memorandum

Re: Guggenheim Defined Portfolios, Series 2636

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

1940 ACT

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

Chapman and Cutler LLP

Chicago, Illinois

August 13, 2026